Mail Stop 4561

September 26, 2006

<u>VIA U.S. MAIL AND FAX (213) 235-2229</u>

Mr. Andrzej Matyczynski
Chief Financial Officer and Treasurer
Reading International, Inc.
500 Citadel Drive, Suite 300
Commerce, CA 90040

       Re: **Reading International, Inc.**
              Form 10-K for the year ended December 31, 2005
              Filed March 16, 2006
              File No. 1-08625

Dear Mr. Matyczynski:

       We have reviewed your response letter filed September 14, 2006 and have the following additional comments. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K for the year ended December 31, 2005</u>

<u>Item 7 – Management's Discussions and Analysis of Financial Condition and Results of Operations, page 48</u>

1. We have reviewed your response to comment #1. Please tell us whether you considered discussing the debt obligations of your unconsolidated joint ventures, as disclosed in Note 18 – Commitments and Contingencies, in a separately-captioned section of your MD&A. Refer to Item 303(a)(4) of Regulation S-K.

Notes to Consolidated Financial Statements, page 79

Basis of Consolidation, page 79

2. We have reviewed your response to comment #3. Please tell us whether you will apply the equity method of accounting for Rialto Cinemas retroactively, as indicated in paragraph 19.m. of APB Opinion No. 18.

Note 18 – Commitments and Contingencies, page 104

Tax Audit, page 105

3. We have reviewed your response to comment #4. It appears from your response and your disclosure that you have accrued an estimate of the probable amount of loss from the tax audit of $3.5 million and that you believe it is reasonably possible that you will incur an additional loss above what you have accrued, with the possible range of additional loss being between $3.5 million and $42.7. The former is disclosed in Note14 on page 103 and the latter is disclosed in Note 18 on page 105. Please tell us if our interpretation of your response is correct and if so, please clarify your disclosure in future filings and include all relevant SFAS 5 disclosures in one footnote or cross reference as necessary. If not, clarify to us and in future filings the amount of the probable loss you have accrued in accordance with paragraph 8 of SFAS 5 and the range of additional loss that is reasonably possible , as required by paragraph 10 of SFAS 5.

* * * *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

If you have any questions, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3498.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant